SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO. 2)*

Alamo Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

011311107

(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☒            Rule 13d-1(c)
☐            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Capital Southwest Corporation - 75-1072796

2.	Check the appropriate box if a member of a group (see instructions)

(a) ☐
(b) ☒

3.	SEC use only

4.	Citizenship or place of organization: USA

Number of	5.	Sole voting power: 2,833,004
shares
beneficially	6.	Shared voting power: 0
owned by
each reporting	7.	Sole dispositive power: 2,831,300
person with:
	8.	Shared dispositive power: 0

9.	Aggregate amount beneficially owned by each reporting person: 2,833,004

10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐

11.	Percent of class represented by amount in Row (9): 23.45%

12.	Type of reporting person (see instructions): CO

ITEM 1.

(a)	Name of Issuer: Alamo Group Inc.

(b)	Address of Issuer's Principal Executive Offices: 1502 E. Walnut Street, Seguin, Texas 78155

ITEM 2.

(a)	Name of Person Filing: Capital Southwest Corporation

(b)	Address of Principal Business Office or, if none, Residence:

12900 Preston Road, Suite 700, Dallas, Texas 75230
(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 011311107

ITEM 3.                          If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.                          Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned: 2,833,004

(b)    Percent of class:  23.45%

(c)    Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,833,004

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,831,300

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.                          Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

ITEM 6.                          Ownership of More than Five Percent on Behalf of Another Person.

Capital Southwest Venture Corporation, a wholly-owned subsidiary of the Reporting Person, is the owner of, and has the right to receive dividends from and the proceeds of the sale of, 2,660,000 shares of the common stock.

ITEM 7.                          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.                          Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.                          Notice of Dissolution of Group.

Not applicable.

ITEM 10.                       Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2014

CAPITAL SOUTHWEST CORPORATION

By:	/s/ Joseph B.Armes
Joseph B. Armes
Chairman of the Board
President and Chief Executive Officer